Room 4561

March 27, 2006

Mr. Stephen G. Waldis
Chairman of the Board, President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South
Sixth Floor
Bridgewater, New Jersey 08807

Re: Synchronoss Technologies, Inc.
       Registration Statement on Form S-1 filed February 28, 2006
       File No. 333-132080

Dear Mr. Waldis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

1.   We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

3.   Please provide us support for your statement, in this summary and elsewhere in the prospectus, that you are "a leading global provider of e-commerce transaction management solutions to the communications services marketplace." Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

4.   We note your list of CSP customers here and elsewhere in your prospectus. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus. Further, please explain why the list of customers in your registration statement is slightly different from the list of customers on your Web site, which includes DNA Communications as a customer.

5.   Please provide us support for your statement that you have grown at a compound annual growth rate of 76 percent from 2001 to 2005.

6.   We note that your use of terms such as "physical and service layer," "service creation bundles," "cost displacement," and "on-demand service creation." Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

7.   You state at the bottom of page 6 that your current customers operate in North America, but that you "intend to utilize [y]our extensive experience and expertise to penetrate new geographic markets." Please clarify here and elsewhere, as appropriate, how you have such experience and expertise in penetrating new geographic markets when it appears that the operations of you and your customers have been limited to North America.

Risk Factors

We have Substantial Customer Concentration…., page 11

8.   In light of the substantial nature of your relationship with Cingular Wireless, please briefly highlight the character of this relationship and the related risks in your prospectus summary.

A Slow Down in Market Acceptance and Government Regulation…, page 11

9.   The significance of VoIP providers to your business should be clarified and quantified as a percentage of revenue.

The Success of Our Business Depends on the Continued Growth…, page 12

10.   This risk factor appears to discuss the following three separate and distinct risks: the impact on the Internet from security, reliability and other infrastructure concerns; the impact on your business as a result of fraudulent transactions; and the impact to your reputation from compromises to your privacy safeguards. For purposes of clarity, please discuss each risk separately.

11.   Please elaborate on why you "may be forced to share some of that risk with [y]our CSP customers."

If the Wireless Services Industry Experiences a Decline in Subscribers…, page 12

12.   Please quantify the significance in terms of percentage of revenue of the wireless services industry for your business. Please also clarify whether your last statement in this risk factor that the reduction in potential transactions "is compounded by improved wireless industry churn rates" refers to decreasing churn rates that would translate into less churn-related transactions for you to process. We note elsewhere in your disclosure such as on page 29 that you have experienced increase demand for your services because of competitive churn, among other things. Please reconcile.

13.   With respect to any third-party statements in your prospectus such as the market information by the Telephone Industry Association presented here, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

The Consolidation in the Communications Industry…, page 13

14.   Please discuss any actual material impact on your business resulting from the current consolidation and formation of alliances in the telecommunications industry.

If We Fail to Compete Successfully With Existing or New Competitors…, page 13

15.   In light of your substantial dependence on Cingular Wireless as a customer, please specifically address any risks posed by competitors or in-house solutions with respect to your relationship with Cingular Wireless.

Our Reliance on Third-Party Providers for Communications Software…, page 15

16.   Please advise us whether you are substantially dependent on any vendors to provide your services pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note your disclosure on page 54 stating that you have partnered with a tier one service provider for your network services. Further, please disclose the percentage of revenue represented by exception handling services and the share of such revenue performed by third parties. Please provide materially complete disclosure regarding your relationship with third party providers in your business discussion.

We May Seek to Acquire Companies or Technologies…, page 16

17.   We note your disclosure on page 25 that you "currently have no agreements or commitments for any specific acquisitions at [the present] time." Please clarify whether you presently have any plans, proposals or arrangements to acquire companies or technologies. If so, please disclose by including materially complete descriptions of the future acquisitions you plan to undertake. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise.

Use of Proceeds, page 25

18.   Please discuss in greater detail your planned use of proceeds to "finance [y]our growth, develop new products and fund capital expenditures." For example, please discuss how the proceeds are to be used primarily in financing growth or to develop new products. Please address what capital expenditures you expect to fund with your proceeds from the offering. We also note that you are constructing a second data center facility to be completed in the first half 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

19.   Please briefly discuss in your overview section that you derive the remainder of your revenue from subscription and professional service arrangements.

Current Trends Affecting Our Results of Operations, page 31

20.   We note disclosure in your prospectus regarding facility expansion, prospective capital expenditures and expansion of sales and marketing efforts internationally. To the extent material, please discuss and, if possible, quantify the expected effects of these trends, demands or commitments on your results of operations.

21.   You reference the utilization of offshore resources as an opportunity to improve your operating efficiencies. We further note that exception handling is currently outsourced. Please advise if you currently outsource other aspects of your business. If so, it appears disclosure regarding such other outsourcing should be provided in your management's discussion and analysis as well as your business discussion.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 34

22.   You refer to the use of an independent valuation specialist firm to determine the fair market value of your common stock. When a reference to an independent appraisal or valuation is included in a Securities Act registration statement, you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

23.   We note that you utilized various assumptions under the income and market approaches and the PWER method. Please tell us more about these assumptions and quantify each of the significant assumptions for each of the three valuation periods. Explain your basis for each assumption made. As part of your response, discuss any changes in the assumptions between periods and explain how the change in assumption affected the valuation.

24.   Please provide a more robust explanation of the reasons for the significant increases in the fair value of the underlying common stock. In this regard, we note that there were material increases in the fair values between April and July and July and October but noted that the increases in revenue and income did not necessarily support the increases in fair value. For example, the fair value of the underlying common stock increased over 230 percent from April to July yet your income from operations and total revenue increased approximately 20 percent. As part of your response, please explain the impact any material changes in your assumptions had on the fair value of the underlying stock.

25.   Please provide us with a summary of the options or shares you have granted subsequent to December 31, 2005 through the date of your response. Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.

26.   Revise to include the disclosures in paragraph 180 of the Practice Aid.

27.   In addition, tell us your proposed offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

Results of Operations

2005 Compared to 2004

Revenue, page 36

28.   To the extent material, please quantify the impact of each identified source for changes
        from period to period in line items of your financial statements. For example, you
        attribute the increase in your net revenues to the expansion of your customer base and to
        growth with your existing customers without specifying how much each factor
        contributed to the change. Please review your disclosure in light of this comment and
        revise as appropriate.

2004 Compared to 2003

Revenue, page 38

29.   Please clarify what you mean by "transactions processed through [y]our Order Manager
        Gateway." It does not appear that any prior disclosure has been made with respect to
        your Order Manager Gateway.

Expenses, page 38

30.   We note your abbreviated representation of dollar amounts in certain statements such as
        "[r]esearch and development expense increased to $0.2" and your full representation of
        such dollar amounts elsewhere. For purposes of clarity, please represent your dollar
        amounts in a consistent manner.

31.   Your cost of services from 2003 to 2004 increased $7.7 million. Your subsequent
        disclosure in the discussion, however, states that exception handling costs increased $7.3
        million and personnel and employee-related expense increased $2.0 million suggesting
        an aggregate increase of $9.3 million in your cost of services. Please reconcile. Similar
        reconciliation appears necessary in your selling, general and administrative expense
        discussion.

Liquidity and Capital Resources, page 39

32.   Please briefly discuss the material covenants you are subject to under your revolving and
        equipment loans. Please also provide risk factor discussion regarding the fact that all of
        your assets serve as security for your revolving and equipment loans.

Discussion of Cash Flows, page 40

33.   You disclose that the increase in cash used by operating activities is due to the addition of your exception handling centers in late 2003 and that these centers enhanced your service offering by attracting new customers. It is unclear to us why the addition of these handling centers resulted in increased operating cash outflows. Please tell us and revise your disclosures to clarify.

Business

Demand Drivers for Our E-Commerce Transaction Management Solutions, page 46

34.   Please explain to us the significance of the In-Stat/MDR market data regarding the expected growth in the global wireless market when your current business and customers appear to be primarily situated in the United States. Please also clarify your subsequent market data as to whether such data pertains to the United States or otherwise.

35.   Please elaborate further on what mobile virtual network operators are. We also note your use of the terms "OSS and BSS Systems" on page 48. Please elaborate.

Our Strengths, page 47

36.   We note your disclosure on page 48 that you are "generally the exclusive provider of the services we offer to our customers and benefit from long-term contracts of 12 to 48 months." We further note that your agreement with Cingular Wireless allows them to terminate at their convenience. Please advise us whether your other customer contracts generally provide for termination at their convenience. If so, please revise your disclosure to indicate the ability of your customers to terminate their arrangements with you at their convenience. We note similar disclosure in your customer discussion on page 53.

37.   Please reconcile your disclosure that your "transaction management solution is tightly integrated into [y]our customers' critical infrastructure and embedded into their workflows" with your subsequent discussion of your on-demand business model enabling you to deliver your service over the Internet. Your former disclosure suggests a level of customization and integration that does not appear readily available in an Internet on-demand service. Please explain.

38.   Please provide us support for each award you have disclosed.

Our Growth Strategy, page 49

39.   In your VoIP industry data discussion, please confirm whether voice-over-broadband also refers to VoIP.

40.   Please elaborate on the basis for your strategy to capitalize on the international clientele and relationships of your systems integrator partners. Please expand your business discussion to detail the role systems integrators play in your business and disclose any material relationships with such systems integrators. Please further detail the international clientele of such systems integrators and how you plan to capitalize on their clientele.

Customers, page 52

41.   We note your disclosure on page 11 that three customers accounted for between 94 percent and 98 percent of your revenues for each quarter in 2005. Please identify the other two customers that contributed significantly to your revenue.

Operations and Technology, page 53

42.   Please elaborate on how your Bethlehem data center constitutes best-in-class, who determines the best-in-class designation and the criteria for such designation.

43.   Please update your disclosure regarding for data recovery facility to provide an update on the status on its construction. We note that the facility is planned to be completed in the first half 2006.

Competition, page 55

44.   Please elaborate on what clearinghouse-type services are and how such services compete with your solutions.

Management

Executive Compensation, page 63

45.   It appears that the relocation expenses paid to Mr. Garcia should be characterized as annual compensation under the salary, bonus or other annual compensation columns. Please see Item 402(b)(2)(iii) of Regulation S-K for additional guidance.

46.   We note that you have no existing trading market for your shares. With respect to calculating the "value of unexercised in-the-money options at fiscal year end," please see Interpretation J.17 of our July 1997 manual of publicly available telephone

interpretations. See also Section IX.C. of Release No. 34-32723. Pursuant to such interpretation, please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

Certain Relationships and Related Party Transactions

Loans to Executive Officers, page 68

47.   Please clarify what "Largest Aggregate Indebtedness" refers to in your "Indebtedness as of 5/31/05."

Omniglobe International, L.L.C., page 69

48.   Please disclose when your officers and their family members invested in Omniglobe and whether any payments such as distributions or dividends have been paid by Omniglobe. Please also disclose the repurchase price to be paid by Rumson Hitters to each of your invested officers and family members. Please provide us a copy of your agreement(s) with Omniglobe for our review and advise us whether your invested officers and family members exercise control over Omniglobe greater than that provided by their proportional investments in Omniglobe.

Vertek Corporation, page 70

49.   We note that in October 2000 you acquired certain tangible and intangible assets from Vertek Corporation in exchange for 2,000,000 shares of your preferred stock and 8,000,000 shares of your common stock. Please tell us how you accounted for this transaction. As part of your response, please tell us the value you attributed to the shares that were issued and how you determined that value. Also, explain to us how you valued the assets and liabilities acquired. Clarify your ownership structure prior to the transaction.

Principal and Selling Stockholders, page 71

50.   Please advise us who the selling stockholders in the offering will be unless otherwise disclosed in your amendment.

51.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Description of Capital Stock

Warrants, page 74

52.   Please explain your reference to commitments to issue warrants. We note that you have filed as exhibits two warrants exercisable for an aggregate of 94,828 shares of preferred stock.

Underwriting, page 79

53.   Please disclose how the over-allotment option will be allocated among you and the other selling stockholders.

Industry and Market Data, page 83

54.   We note your disclosure regarding your belief that third party studies and publications and your own internal company research are reliable. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your registration statement, such as in business. As you know, such data included in your registration statement must be based on reasonable and sound assumptions. Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-7

55.   Disclosure regarding your transaction service arrangements indicates, in part, that transaction revenues may include billings to customers that reimburse you based on the number of individuals dedicated to processing transactions. Describe for us the material terms of these reimbursement provisions. As part of your response, clarify how the amount and timing of billings and revenue under these provisions is determined. Indicate

whether there are any conditions or performance obligations associated with these arrangements beyond providing specified numbers of individuals for processing.

56.   With respect to your arrangements that include guaranteed minimum volume transactions, tell us the time periods, *e.g.*, monthly, quarterly, yearly, to which these guaranteed minimums apply. Also, explain how you account for the guarantees over the life of the arrangements. To the extent that guarantee periods extend over multiple financial reporting periods, explain how the guarantees are considered in intervening reporting periods.

57.   You disclose that revenue from enterprise portal management services are recognized on a straight line over the life of the contract. Please tell us more about these enterprise portal management services. In this regard, we note that you do not appear to have discussed these services elsewhere in your filing.

58.   You disclose that you provide professional and consulting services and that these services are accounted for separately. Please tell us and revise your disclosure to describe the types of professional and consulting services you provide. As part of your response, please tell us how you have determined that these services met the criteria for separation described in paragraph 9 of EITF 00-21.

59.   We note your discussion indicating that the majority of your professional services arrangements are on a time and materials basis. For the periods presented in your filing, clarify for us the extent to which you provided professional services that were not on a time and materials basis. For those arrangements, explain to us how the timing and amount of revenue recognition was determined. Provide reference to specific authoritative literature that supports your accounting.

Note 7. Capital Structure, page F-16

60.   We note that you have shares of Series A redeemable and Series 1 convertible preferred stock outstanding. Tell us how you evaluated the conversion feature associated with these issuances to determine whether there was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. As part of your response, explain how you have determined whether the preferred stock is more akin to debt or to equity. See paragraph 61(l) of SFAS 133. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. In addition, if SFAS 133 does not apply, indicate how you determined that no beneficial conversion feature exists in the instrument. See EITF 98-5 and 00-27.

> For additional information, refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 8. Stock Plan, page F-19

61.   Revise to indicate whether the valuations used to determine the fair value of equity instruments were contemporaneous or retrospective. If the valuation specialist was a related party, indicate that. See the AICPA guide to Valuation of Privately-Held-Company Equity Securities Issued as Compensation, par. 179(b) and (c).

62.   We note that all options issued prior to 2005 were issued with an exercise price of $0.29 and a grant date fair value of $0.07. For options issued during 2003 and 2004, please tell us the fair value of the underlying common stock on the respective grant dates. Describe the valuation methods you used to determine fair value. Explain why you believe the $0.29 value used is consistent with the price of the preferred stock sold in 2001. Additionally, explain why you believe the use of the same value over all of 2003 and 2004 is consistent with the apparent development of your business over that time. In this regard, it appears that certain of the factors you describe as contributing to the increase in the value of your common stock over 2005 were present during 2003 and 2004.

Consent

63.   Please file a consent for the use of Ernst & Young LLP's audit report. See Item 601(b)(23) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

64.   Please disclose the basis for your reliance on Section 4(2) of the Securities Act for the applicable sale(s) of unregistered securities. Disclose whether the purchasers were accredited or sophisticated with access to information.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris Davis at (202) 551-3408 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Marc F. Dupré, Esq.
       Angela N. Clement, Esq.
       Gunderson Dettmer Stough
         Villeneuve Franklin & Hachigian, LLP
       610 Lincoln Street
       Waltham, Massachusetts 02451
       Telephone: (781) 890-8800
       Facsimile: (781) 622-1622